UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2013

Commission File Number 001-34667

SEADRILL LIMITED

P.O. Box HM 1593
Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road
Hamilton HM 08 Bermuda
(441) 295-6935
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Seadrill Limited (the "Company"), dated April 30, 2013, announcing the transaction to integrate the Company's tender rig division into SapuraKencana Petroleum Berhad and the signing of the conditional Sale and Purchase Agreement between parties.

Attached hereto as Exhibit 99.2 is a copy of the press release of the Company, dated April 30, 2013, announcing the Company's filing of its Annual Report 2012 on Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED
(Registrant)

Dated: May 1, 2013

By:	/s/ Georgina Sousa
Georgina Sousa
Secretary

EXHIBIT 99.1

SDRL - Seadrill completes the integration of the tender rig business into SapuraKencana

Hamilton, Bermuda, April 30, 2013 - We refer to the press releases dated November 5, 2012, and February 11, 2013, which announced the transaction to integrate Seadrill Limited's ("Seadrill") tender rig division into SapuraKencana Petroleum Berhad ("SapuraKencana") and the signing of the conditional Sale and Purchase Agreement ("SPA") between the parties.

Seadrill and SapuraKencana have today completed the previously announced transaction pursuant to the conditional SPA.

The agreed upon acquisition price is for an enterprise value of US$2.9 billion, which includes cash, SapuraKencana shares, all debt in the tender rig business, and Seadrill's future capital commitments for newbuilds.

The incremental 400.8 million shares received by Seadrill today bring Seadrill's equity holding to approximately 12 percent of the outstanding shares of SapuraKencana. At today's closing share price of RMB3.18, Seadrill's total shareholding will have a gross value of approximately US$753 million. In addition, John Fredriksen, Chairman of Seadrill Limited, is a nominee to the Board of Directors of SapuraKencana.

John Fredriksen, Chairman, President and Director of Seadrill says in a comment, "We are pleased to have completed this important transaction with our long-term partner, SapuraKencana. We look forward to support the integration of the tender rig fleet in order to facilitate a smooth and orderly transition for the customers. This transaction will free up significant financial flexibility for Seadrill, and the proceeds will as previously stated be used over time to continue to aggressively grow our modern ultra-deepwater and jack-up exposure."

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

EXHIBIT 99.2

SDRL - Filing of Annual Report 2012 on Form 20-F

Hamilton, Bermuda, April 30, 2013 - Seadrill Limited (the "Company") announced that it has filed its annual report on Form 20-F for the year ended December 31, 2012. Seadrill has made its Annual Report on Form 20-F available on its website.

Seadrill's Annual Report on Form 20-F, may be accessed in the website of the U.S. Securities and Exchange Commission www.sec.gov.

Shareholders may also request a hard copy of the Annual Report, which includes the Company's complete 2012 audited financial statements, free of charge, by sending an email to: ir@seadrill.com

Please note that we have revised our preliminary annual 2012 year to date financial results from our previous announcement dated February 28, 2012.  Net income as revised is $1,205 million compared to previously announced $1,257 million resulting from a change to income tax expense.  Please see our Form 20-F filed with the SEC for our complete 2012 annual financial statements and related disclosures.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.